Proxy Memorandum

To: Amazon Shareholders

Date: April 21, 2022

Contact: Robert Silverman, robert.silverman@oxfam.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America urges you to vote FOR Item 7, the proposal on the Policy to Include Hourly Associates as Director Candidates, at Amazon’s annual meeting of shareholders on May 25, 2022.

I. Summary of Resolution

RESOLVED, that shareholders of Amazon.com, Inc. (“Amazon”) urge the board to adopt a policy of promoting significant representation of employee perspectives among corporate decision makers by requiring that the initial list of candidates from which new board nominees are chosen (the “Initial List”) by the Nominating and Governance Committee include (but need not be limited to) hourly employees. The Policy should provide that any third-party consultant asked to furnish an Initial List will be requested to include such candidates.

Supporting Statement

•	Retailers such as Amazon can benefit operationally and financially from employee representation on the Board of Directors.
•	Amazon can mitigate its struggling public perception in relation to its poor treatment and compensation of hourly employees by allowing their voices to be included on the Board, thereby heading off many critiques over labor policies before they grow into public relations challenges.
•	Increased worker voice into board decisions generates inclusivity and social cohesion, a major predictor of retention and productivity.

II. Arguments in Favor of a “Yes” Vote

A.	Introduction

There is an increasing push by labor experts, legislators, and companies to include employees-particularly hourly-wage workers-on corporate boards to promote long-term sustainability.1 Maintaining the status quo of corporate governance without meaningful employee input contributes to “stagnant wages, runaway executive compensation and underinvestment in research and innovation.”2

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1 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3476669; https://www.jstor.org/stable/2524455?seq=1

2 https://www.nytimes.com/2019/01/06/opinion/warren-workers-boards.html

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

Employees’ perspectives are valuable to boards. The Council of Institutional Investors recently conducted a survey on employee access to boards at S&P100 companies, and found growing support for explicit policies that encourage director interaction with employees as a way for boards to better understand and oversee corporate culture.3 97% of companies surveyed had policies stating that board members have access to either management or employees generally, and about half had policies specifically granting board members access to all employees.4 More than one-third (36%) of respondent companies detailed a formal or informal process by which boards interact with employees.5

Research suggests that employee board representation grows the value of a company in several ways. According to the National Bureau of Economic Research, giving workers formal control rights raises capital formation.6 Additionally, studies have found that non-US companies with worker representatives on their boards created 9% more wealth for their shareholders than comparable companies without board-level worker representation.7

Furthermore, engaging productively with employees allows companies not only to avoid negative press that comes with getting criticized for quashing unionization efforts and other poor labor practices–an issue that has plagued Amazon, as will be explored in part C below–but also to prepare for economic downturns. This holds true now more than ever, as the global pandemic, a divisive political environment, and protests against racial injustice have also highlighted workplace concerns like employee safety and diversity8 that could have been mitigated earlier with board awareness.

B.	Benefits of Employee Voice on Board

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3 https://www.ciiref.org/board-employee-interaction

4 Id.

5 Id.

6 http://economics.mit.edu/files/17273

7 https://www.baldwin.senate.gov/imo/media/doc/Reward%20Work%20Not%20Wealth%20Baldwin%20Staff%20Report%203.26.19.pdf (“In 2006, in the Journal of Financial Economics, two economists published research showing that the German corporate-governance system—which requires worker representation on the board of directors—ensured that corporate decision-making would benefit from valuable first-hand operation knowledge provided by workers. The result was improved firm performance: ‘[f]irms with employee representation are significantly larger with respect to sales and assets and are relatively more profitable.’ When labor represented between one-third and one-half of board seats, shareholder wealth increased by almost nine percent.”)

8 https://www.ft.com/content/7d082eb4-32a2-446b-b00e-2971280f189e

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

There is evidence that companies in which employee representatives have a seat on the board perform better–including higher profits, capital market valuation, employee development, and investments in capital and R&D–than companies without a model of shared governance.9 A study found that between 2006 and 2011, cumulative shareholder returns in companies with employee representatives on boards were 28% higher than at comparable firms without workers’ participation.10 Most significantly, companies with workers on boards were better able to reduce and sometimes even entirely offset losses from the 2008 economic crisis than companies with limited worker participation in supervisory boards.11 Accordingly, this model of governance has been lauded as a check against short-term capital allocation practices.12 These findings have been replicated elsewhere, with researchers finding that bringing workers on boards with an eye toward improving workforce-management communication generated higher labor productivity, firm survival, and capital intensity.13 In another study looking at 25 EU countries, those with stronger worker participation rights performed better in terms of labor productivity, R&D intensity, and lower strike rates.14 Similar findings were revealed in a meta-analysis of 36 companies, in which researchers found a direct link between levels of employee engagement and positive business outcomes, including higher profitability, lower employee turnover, stronger safety records, higher customer satisfaction and loyalty.15 Incorporating workers on boards appears to be a boon for companies’ bottom line.

Integrating worker voice would help companies avoid the costs associated with workplace disruption by better integrating concerns of hourly workers into board deliberations over strategy. Given the recent rise in strikes and workplace activism,16 and particularly the hard-fought unionization campaigns at Amazon warehouses in Bessemer, Alabama and Staten Island, this carries particular urgency for companies like Amazon.

C.	Lack of Employee Voice at Amazon Generates Discontent and Reputational Risk

Amazon’s corporate board lacks representation from the hourly workers who thoroughly understand the company’s daily operations; this, in turn, prevents employees’ concerns from filtering up to the highest levels of decision making, and robs the board of opportunities to confront worker concerns before they develop into widely publicized labor disputes. Women and racial minorities, which constitute a large percentage of Amazon’s hourly workers, are comparatively underrepresented at the board level, which remains predominantly male and white.17 While Amazon recently elevated Alicia Boler Davis, the fourth female and first Black woman, to the senior leadership group, the “S-team” is still dominated by white men,18 leaving critical voices underrepresented.

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9 https://www.euractiv.com/section/economy-jobs/opinion/strong-codetermination-solid-companies-an-interview-with-prof-dr-michael-wolff/. Shared governance can be defined as “a stakeholder orientation reflecting the inclusion of employee representatives on their boards of directors.” https://prospect.org/labor/codetermination-difference/

10 Id. Reviewing the 560 listed European companies, the study evaluated the effects of workers’ participation in the supervisory board and compared companies from Germany, most of which have employees on boards, with matching companies of similar size from other European countries that are active in the same sector and similarly strongly diversified, but lacking such worker representation.

11 Id.

12 https://prospect.org/labor/codetermination-difference/

13 https://www.nber.org/system/files/working_papers/w28522/w28522.pdf

14 https://www.bruegel.org/2016/10/codetermination-in-germany-a-role-model-for-the-uk-and-the-us/

15 https://www.factorhappiness.at/downloads/quellen/s17_harter.pdf, at 273.

16 https://prospect.org/power/return-strike/

17 https://www.seattletimes.com/business/amazon/amazon-more-diverse-at-its-warehouses-than-among-white-collar-ranks/; https://www.aboutamazon.com/news/workplace/our-workforce-data

18 https://www.cnn.com/2020/08/25/tech/amazon-first-black-executive-senior-leadership-team-bezos/index.html

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

Creating a direct line of communication between the board and employees could help prevent the frequent operational disruptions that occur from employee dissatisfaction and frustration, including strikes, protests, and other work stoppages. The growing sense of Amazon employee frustration is clear: workers in Bessemer, Alabama recently pushed for a unionization vote over the company’s oppressive labor practices, and employees in the company’s Staten Island warehouse recently unionized in a historic vote to push back against the “culture of fear” after the company “burned through staff and had such poor communication and technology that workers inadvertently were fired or lost benefits.”19

Fewer protests and public displays of worker dissatisfaction, in turn, could shore up Amazon’s beleaguered image: Amazon has been publicly excoriated for mistreating workers, leading to significant brand damage and reputational risk.20 This includes highly publicized criticisms over dehumanizing working conditions, anti-union activities, and placing significant strain on taxpayers by paying so little employees must rely upon SNAP benefits (food stamps).21 The New York Times published an investigative piece detailing disastrous impacts on employees who endured the company’s chronic miscalculation of paid medical leave, leading to fiascos in which “Amazon had been shortchanging new parents, patients dealing with medical crises and other vulnerable workers on leave.”22 Employees have described workplace conditions as “hellish,”23 “grueling…[and] unsafe,”24 comments borne out by the company’s staggering 80% higher warehouse injury rate compared to rival companies.25 In interviews with Amazon warehouse workers in the U.S., UK, and throughout Europe, stories of grueling long hours, physical labor, fears about taking time off, and preventable workplace injuries highlights a very different reality between hourly-wage workers and upper management.26 During peak seasons, workers recounted “horror stories of shop-working conditions” that led to workplace injuries, fear of taking time off even when coming to work was unsafe, and “grueling long hours” - being made to work six 10-hour day shifts or five 12-hour night shifts, for a total of 60 hours.27

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19 https://www.nytimes.com/2022/04/01/technology/amazon-union-staten-island.html

20 Oxfam shared the information contained in this communication with Amazon prior to publication.  Amazon responded that it “strongly disagree[s]” with the assertions in the articles cited, and that the “news stories that you cite are inaccurate or based on outdated information and present a misleading and incomplete picture of our current systems.”

21 https://d3n8a8pro7vhmx.cloudfront.net/rwdsu/pages/480/attachments/original/1543959297/Whats_Wrong_With_Amazon_-_website.pdf?1543959297

https://time.com/5629233/amazon-warehouse-employee-treatment-robots/

22 https://www.nytimes.com/2021/10/24/technology/amazon-employee-leave-errors.html

23 https://nypost.com/2019/07/13/inside-the-hellish-workday-of-an-amazon-warehouse-employee/; https://nationalpost.com/news/canada/working-conditions-are-hell-amazon-employees-not-surprised-its-warehouses-have-seen-hundreds-of-covid-cases

24 https://fortune.com/2021/04/13/amazon-workers-union-efforts-collective-power-working-conditions-activism/

25 https://www.cnbc.com/2021/06/01/study-amazon-workers-injured-at-higher-rates-than-rival-companies.html

26 https://www.businessinsider.com/amazon-employees-describe-peak-2019-2?utm_source=copy-link&utm_medium=referral&utm_content=topbar

27 Id.

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

Prior to COVID-19, many of New York City warehouse workers called for Amazon to provide more reliable public transit services to the warehouse, consolidate their break time, and better address reports of high injury rates at their JKF8 facility, which were found to be three times the national average for warehouses.28 Poor labor conditions became even more pronounced during the pandemic: warehouse workers raised concerns that Amazon failed to protect them from getting sick and called for facilities with confirmed cases to be shut down. Employees expressed alarm at workplace conditions, including “dirty air filters that aren’t replaced, a visibly ill colleague who vomited in the bathroom–even after passing the mandatory temperature checks…and workers standing close together….It’s like I’m risking my life for a dollar.”29 These concerns spurred employees to hold nationwide walkouts during scheduled shifts across 50 Amazon facilities,30 and to launch a public petition titled “We, Amazon Employees, Demand Coronavirus Protections!”31 It also spurred the successful unionization movement in Amazon’s Staten Island warehouse, which began with a “lack of worker protection against coronavirus.”32

Amazon workers have also filed a lawsuit  that calls into question the company’s efforts to track and prevent the spread of COVID-19 among workers, arguing that it has failed to follow guidelines provided by public health agencies, such as the Centers for Disease Control and Prevention.33 The complaint, filed in U.S. District Court for New York’s Eastern District, alleges that Amazon has “sought to create a facade of compliance,” but has failed to adequately protect workers from the virus in a number of ways, including “sloppy contact tracing.”34

D. Political Support

In addition to avoiding the brand damage that accompanies such a tarnished public image, the rise of political support for including workers on boards should encourage forward-thinking companies to consider adopting such practices. In light of the resilience that worker representation on boards generates, the UK recently adopted a rule mandating that boards engage with employees to enhance worker voice in the boardroom; this may include appointing a non-executive employee as director.35 Because the interests of hourly workers can closely align with those of long-term shareholders–sustainable corporate operations like a healthy work environment contribute to long-term growth–employee representation benefits shareholders.36

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28 https://www.theguardian.com/technology/2020/feb/05/amazon-workers-protest-unsafe-grueling-conditions-warehouse

29 https://www.vox.com/recode/2020/6/29/21303643/amazon-coronavirus-warehouse-workers-protest-jeff-bezos-chris-smalls-boycott-pandemic

30 https://www.cnbc.com/2020/04/20/amazon-warehouse-workers-plan-national-coronavirus-protest.html

31 https://medium.com/@amazoniansunitednyc/we-amazon-workers-demand-coronavirus-protections-16f28ad8b15f

32 https://www.npr.org/2022/04/01/1089318684/amazon-labor-union-staten-island-election-bessemer-alabama-warehouse-workers

33 https://www.publicjustice.net/wp-content/uploads/2020/06/Amazon-JFK8-Lawsuit-Press-Release-FINAL.pdf

34 https://www.publicjustice.net/wp-content/uploads/2020/06/Palmer-v.-Amazon-filed-complaint.pdf; https://www.cnn.com/2020/06/03/tech/amazon-lawsuit-coronavirus-warehouse/index.html; https://www.cnbc.com/2020/06/06/amazon-warehouse-workers-lawsuit-alleges-sloppy-contact-tracing.html

35 https://www.pinsentmasons.com/out-law/analysis/corporate-governance-employee-voice-workplace-reporting

36 Other areas of overlap between employees’ and shareholders’ interests would be “to prevent managers from pursuing overly risky projects, maximizing short-term profits, or engaging in expansion by mergers and acquisitions.” https://www.weforum.org/agenda/2016/10/codetermination-boosting-cooperation-between-management-and-employees

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

A growing number of American legislators also support the employees on boards model. Polling conducted in the U.S. demonstrates substantial public support (over 53%) across party lines for employee representation.37 Nearly one-third of Senate Democrats support two initiatives led by Senators Tammy Baldwin and Elizabeth Warren, which include the Accountable Capitalism Act and the Reward Work Act, both of which propose codifying employee representation on boards. 38 Both bills provide that no fewer than “2/5 of the directors of a United States corporation shall be elected by the employees of the United States corporation.”39 Nor is worker representation on corporate boards a partisan issue: Senator Marco Rubio, along with twelve other conservatives, suggest that workers on boards is one possible avenue to strengthen worker voice and corporate governance.40

E. Legal Risk

In addition to significant reputational and political risks, disregard for worker rights poses legal and regulatory risk. The National Relations Labor Board (NLRB) has repeatedly ruled that the company violated labor laws,41 including finding that Amazon illegally retaliated against activist employees who encouraged the company to improve its labor and environmental practices,42 and that it illegally interfered with the union election in Bessemer, Alabama.43

Amazon also faces an increasing number of lawsuits related to its inability to adequately address workers’ concerns. Through co-determination, we believe Amazon could prevent many recurring disputes that result in lawsuits by putting in place relevant policies to better address these concerns by hourly-wage workers. A few of those lawsuits include:

•	Pregnant warehouse workers alleged that the company failed to accommodate their needs after being fired for their additional requests related to their pregnancies, including longer bathroom breaks and fewer continuous hours on their feet.[44]

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37 https://www.dataforprogress.org/blog/2018/12/14/employee-governance

38 https://www.congress.gov/bill/115th-congress/senate-bill/3348/text; https://www.congress.gov/bill/116th-congress/senate-bill/915/text

39 Id.

40 https://americancompass.org/essays/conservatives-should-ensure-workers-a-seat-at-the-table/

41 In response to Oxfam, Amazon stated: “Amazon complies with the law and respects the right of its employees to join or not to join a union.”

42 https://www.cnbc.com/2021/04/05/labor-board-reportedly-finds-amazon-illegally-fired-activist-workers.html

43 https://www.nbcnews.com/tech/tech-news/amazon-violated-labor-law-alabama-union-election-labor-official-finds-rcna1582

44 https://www.cnet.com/features/amazon-fired-these-7-pregnant-workers-then-came-the-lawsuits/

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

•	A federal lawsuit from a call center employee who says Amazon violated the Americans with Disabilities Act by firing him for “time theft” over bathroom breaks[45] which were necessitated by the digestive disorder Crohn’s disease.[46]
•	In April 2020, Amazon agreed to pay $11 million to settle a class action lawsuit filed by 200,000 hourly warehouse workers who alleged they should have been paid for time spent during mandatory security searches.[47]
•	Amazon’s California flex delivery drivers claim that the company violated California wage and hour laws by misclassifying them as independent contractors instead of employees to avoid paying them overtime and to deny them other benefits of California labor law.[48] Massachusetts Flex drivers secured a recent victory when a federal judge ordered that Amazon could not force the drivers to arbitrate their lawsuit and waive the right to participate in a class action,[49] paving the way for them to sue in federal court.
•	A warehouse worker at Amazon’s Sacramento, California shipping center filed a class action unpaid overtime lawsuit against the retailer over claims that the company denied him and others pay for overtime, time spent traveling to and from clock-in areas, and mandatory meal breaks.[50]

These examples represent just some of the legal costs that Amazon could avoid through channeling worker voice directly to the board of directors.

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45 https://www.ajc.com/news/national/amazon-sued-over-bathroom-breaks-federal-ada-lawsuit/P8BKKxEYl15vzDf6EtuaON/

46 Vance v. Amazon.com, Inc. (In re Amazon.com, Inc.), 852 F.3d 601, 606 (6th Cir. 2017)

47 In re: Amazon.com, Inc., Fulfillment Center Fair Labor Standards Act (FLSA) and Wage and Hour Litigation in relation to Saldana v. Amazon.com, LLC, No. 3:14-md-2504 (W.D. Ky., April 30, 2020); https://www.hrdive.com/news/amazon-to-pay-11m-to-settle-security-search-pay-claim/577550/#:~:text=Amazon%20has%20agreed%20to%20pay,spent%20during%20mandatory%20security%20searches

48 https://www.classlawgroup.com/wp-content/uploads/Complaint-Amazon-California-Flex-Driver-Lawsuit-2019.pdf?x76150

49 https://www.classlawgroup.com/wp-content/uploads/Amazon-Flex-Driver-Lawsuit-Order-on-Arbitration.pdf?x76150

50 Similar lawsuits include Malia v. Amazon.com, Inc., 2017 U.S. Dist. LEXIS 212301 (New Jersey);

Austin v. Amazon.com, Inc., 2010 U.S. Dist. LEXIS 45623 (Nevada);

https://www.overtimepaylaws.org/worker-amazon-shipping-center-sacramento-files-class-action-unpaid-overtime-lawsuit/

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.

III. Conclusion

Corporate boards are better equipped to respond to concerns of their workers if they hear their perspectives on workplace safety, compensation, benefits, and other pressing issues. Although Amazon claims it has systems that allow workers to provide feedback to management, we believe the status quo is clearly inadequate, as workers continue to publicly raise concerns about workplace conditions, including through litigation and unionization efforts. Giving Amazon’s hourly workforce a voice on the company’s board could help address this gap. With this model, a culture of honest feedback regarding employees’ experiences, satisfaction levels, and insights would provide the Board with insight into the struggles facing hourly employees. Amazon could benefit from integrating worker perspectives in the long-term as it could allow for improved public perception, improved culture, and increased retention of hourly workers.

We therefore urge shareholders to vote FOR Item 7.

For more information, please contact Robbie Silverman at robert.silverman@oxfam.org.

This communication should not be construed as soliciting authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxy in accordance with the instructions set forth in Amazon’s proxy statement.